GLOBAL SHIP LEASE, INC.

C/O PORTLAND HOUSE

STAG PLACE

LONDON SW1E 5RS

UNITED KINGDOM

September 16, 2009

VIA EDGAR

Re:	Global Ship Lease, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2008
File No. 1-34153

Cecilia Blye

Securities and Exchange Commission

Chief Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Blye:

We hereby transmit via EDGAR for filing with the Securities and Exchange Commission the following response to the Staff’s comment contained in your comment letter dated September 9, 2009 regarding the Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-34153). To assist your review, we have retyped the text of the Staff’s comment in italics below.

Risk Factors, page 5

Global Ship Lease’s vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the trading price of its common shares, page 19

1.	We note your response to prior comments 1 and 3. Since CMA CGM appears to exercise control over you via its 45% ownership and charters and operates all of your ships, please address the materiality to you of CMA CGM having an office in Sudan and operating in Cuba. Discuss specifically the potential for reputational harm to you and/or investment risk to your security holders by virtue of CMA CGM’s contacts with Sudan and Cuba

We acknowledge that CMA CGM holds approximately 45% of our common shares. However, CMA CGM does not have any representatives on our board of directors and does not otherwise have control over Global Ship Lease. None of our directors or officers has any current or previous affiliation with CMA CGM. Since the time Global Ship Lease became a public company,

Securities and Exchange Commission	-2-	September 16, 2009

Global Ship Lease and CMA CGM have each conducted their business relationship on an arm’s length basis.

In addition, CMA CGM is prevented from acquiring or exercising corporate control over Global Ship Lease pursuant to the terms of the Stockholders Agreement among Global Ship Lease, CMA CGM and Marathon Founders, LLC (the “Stockholders Agreement”). Specifically, until August 14, 2013, CMA CGM has agreed not to:

•	acquire additional common shares or other equity securities of Global Ship Lease;

•	make any tender offer or exchange offer for any common shares or other equity securities of Global Ship Lease;

•

make, or take any action to solicit, initiate or encourage, any offer or proposal for, or any indication of interest in, a merger, other business combination or other extraordinary transaction involving Global Ship Lease or any of its subsidiaries, or the acquisition of any common shares or other equity interest in, or a substantial portion of the assets of, Global Ship Lease or any of its subsidiaries;

•	propose any changes to the size or members of the board of directors of Global Ship Lease;

•

solicit, or become a participant in any solicitation of, any proxy from any holder of common shares in connection with any vote on the matters described in the two immediately preceding bullet points, or agree or announce its intention to vote with any person undertaking a solicitation or grant any proxies with respect to any common shares to any person with respect to such matters, or deposit any common shares in a voting trust or enter into any other arrangement or agreement with respect to the voting thereof; or

•	form, join or in any way participate in a “group” (within the meaning of the Exchange Act) with respect to any common shares of Global Ship Lease.

Since CMA CGM currently does not have, and is prohibited pursuant to the Stockholders Agreement from exercising corporate control over Global Ship Lease, we consider the fact that CMA CGM maintains two agency offices in Sudan (out of a total of 650 agencies and offices it maintains around the world, according to its website) and provides shipping services to Cuba (one of 150 countries covered by its liner services, according to its website) to be not material to Global Ship Lease. Our contractual relationship with CMA CGM pursuant to timecharter agreements in respect of CMA CGM’s operation of our vessels also limit the materiality of CMA CGM’s contacts with Sudan and Cuba, since, as stated in our previous response letter dated August 25, 2009, under the terms of the timecharter agreement for each vessel in our fleet, calls to ports in Cuba and Sudan are prohibited. Accordingly, we believe that there is limited potential for reputational harm to Global Ship Lease by virtue of its relationship with a significant shareholder/charterer that may maintain offices and operations in Sudan and Cuba, but is contractually restricted under a Stockholders Agreement from exercising corporate control over Global Ship Lease and prohibited under timecharter agreements from calling at ports in Sudan and Cuba with our vessels.

* * * * * * * * * *

The company hereby acknowledges that:

Securities and Exchange Commission	-3-	September 16, 2009

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Edward J. Chung at (212) 455-3023 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Ian J. Webber

Ian J. Webber

Chief Executive Officer

cc:	Securities and Exchange Commission
Max Webb
Assistant Director
Division of Corporation Finance